Mail Stop 4561
Via fax (610) 971-9181

July 26, 2007

Nooruddin S. Karsan
Chief Executive Officer
Kenexa Corporation
650 East Swedesford Road
Wayne, PA 19087

       Re: Kenexa Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Filed March 16, 2007
               File No. 000-51358

Dear Mr. Karsan:

      We have completed our review of your Form 10-K and have no further comments at this time.

               Sincerely,

               Kathleen Collins
               Accounting Branch Chief